UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 8-K
_______________________

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2016
_______________________
TIVO INC.
(Exact name of registrant as specified in its charter)
_______________________

Delaware	000-27141	77-0463167
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2160 Gold Street,
San Jose, California
95002
(Address of principal executive offices, including zip code)

(408) 519-9100
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01     Other Events
The special meetings of the stockholders of TiVo and Rovi Corporation (“Rovi”) to approve the proposed business combination transaction between TiVo and Rovi and certain related matters have both been scheduled for September 7, 2016. TiVo expects that, subject to obtaining the approval of the TiVo and Rovi stockholders and the other customary closing conditions described in the joint proxy statement / prospectus distributed to TiVo stockholders, the TiVo Merger (as defined below) will become effective on September 7, 2016.
As previously announced, on April 28, 2016, TiVo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rovi, Titan Technologies Corporation, a Delaware corporation and wholly owned subsidiary of Rovi (“Parent”), Nova Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Rovi Merger Sub”), and Titan Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“TiVo Merger Sub”). Pursuant to the Merger Agreement and upon the terms set forth in the Merger Agreement, TiVo Merger Sub will merge with and into TiVo with TiVo surviving as a wholly owned Subsidiary of Parent (the “TiVo Merger”), and Rovi Merger Sub will merge with and into Rovi with Rovi surviving as a wholly owned subsidiary of Parent.
TiVo is required to give notice of the anticipated effective date of the TiVo Merger to the holders of its 2% Convertible Senior Notes due 2021 (CUSIP No. 888706AF5) (the “Notes”) and the TiVo Merger would constitute a “Fundamental Change” and a “Make Whole Change” (as those terms are defined under the Indenture, dated as of September 22, 2014, between TiVo and Wells Fargo Bank, National Association, as trustee, relating to the Notes).
Forward-Looking Statements
This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to the completion of the proposed transactions. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) the satisfaction of the closing conditions to the transaction, including the approval of the transaction by Rovi’s and TiVo’s stockholders; and 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016 and TiVo’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, and other securities filings which are on file with the SEC (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.
Additional Information About the Proposed Transaction and Where to Find It
This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Titan Technologies Corporation. Titan Technologies Corporation filed a Registration Statement on Form S-4 (Registration No. 333-211874) containing a joint proxy statement/prospectus with the SEC regarding the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on August 2, 2016. Rovi, TiVo and Titan Technologies Corporation also plan to file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Rovi, TiVo or Titan Technologies Corporation may file with the SEC in connection with the proposed merger. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to stockholders of each of Rovi Corporation and TiVo Inc. seeking their approval of the transaction.  Stockholders may obtain a free copy of the joint proxy statement/prospectus, as well as any other documents filed by Rovi, Titan Technologies Corporation and TiVo with the SEC, at the SEC’s web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.
Participants in the Solicitation
Rovi, Titan Technologies Corporation, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s and TiVo’s directors and officers can be found the joint proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other documents regarding the proposed transaction.  Stockholders may obtain a free copy of these documents as described in the preceding paragraph.
No Offer or Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
TIVO INC.

Dated: August 17, 2016	By:	/s/ Naveen Chopra
		Name:	Naveen Chopra
		Title:	Interim Chief Executive Officer
(Principal Executive Officer)